

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Aurum Resources Corp.
INCSMART.BIZ, INC.
4421 Edward Ave.
Las Vegas, Nevada 89108

> **Re: Aurum Resources Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 29, 2010**
> **File No. 333-167217**

Dear Sir or Madam:

We have reviewed your amended filing and your response letter dated July 28, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus Cover Page

1.   We note your response to comment four in our letter dated June 28, 2010. Please clarify when the offering will terminate. In that regard, your disclosure that the offering will terminate after 180 days does not appear to be consistent with your disclosure that the offering will terminate on the earlier of (i) the date when "Aurum Resources Corp. decides to do so" or (ii) when the offering is fully subscribed for.

2.   We note your response to comment five in our letter dated June 28, 2010. We also note your disclosure that the funds will not be placed in an escrow, trust or similar account, and your disclosure that creditors could take possession of the subscriptions. Such disclosure appears to be more appropriate in the context of an offering in which the funds will not be spent by the issuer until a minimum number of shares has been sold. In that regard, your disclosure in the context of your best efforts offering suggests that investors may lose their investment only if the funds are taken by creditors. Please revise.

3.   We note your response to our prior comment six in our letter dated June 28, 2010 and that you have placed disclosure responsive to our comment on the prospectus cover page. Please move such newdisclosure to your prospectus summary. In addition, please clarify your statement that you have provided on your prospectus cover page that "you" will have to obtain financing to complete "your" twelve month business plan. Please also disclose all material terms of your joint venture and operating agreement. For example, and without limitation, the provision regarding indemnification of the operator appears to involve a material term.

Use of Proceeds, page 6

4.   We note your disclosure that there is no written agreement evidencing the advancement of funds by Mr. Shpeyzer or the repayment of the funds to Mr. Shpeyzer. Please file as an exhibit to your filing a written description of the oral agreement. See Item 601(b)(10) of Regulation S-K and Regulation S-K Compliance and Disclsoure Interpretation Question 146.04, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Property, page 20

5.   We note that in your response to our prior comment 20 in our letter dated June 28, 2010 you indicate that the engineer was able to estimate that projected production will be 34 barrels per well per day based on his previous experience. Please explain the process he undertook to make this estimation. In addition, provide further detail regarding your "breakthrough strategy."

Security Ownership of Certain Beneficial Owners and Management, page 26

6.   We note your disclosure regarding beneficial ownership of the shares of your common stock as of April 30, 2010. Please provide such information as of the most recent practicable date. See Item 403 of Regulation S-K.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-6

7.   We note your revised disclosure indicates your capitalized costs are expensed should the amortization base become worthless. However, we note that pursuant to Rule 4-10(c)(4)(2) of Regulation S-X, capitalized costs, less accumulated amortization and related deferred income taxes, should be expensed when they exceed the cost center ceiling. Please revise your accounting policy accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551- 3319 or Mark Shannon, Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director